Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 27, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), and prospectus supplement No. 11 dated December 19, 2006 (which superseded and replaced all prior supplements to the Prospectus). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding distributions recently declared by our board of directors; and

B.	To describe the acquisition by us of a property located in Redmond, Washington.

A. Distributions Declared by Our Board of Directors

Our board of directors has declared distributions for the month of January 2007. The distributions will be calculated based on shareholders of record each day during the month in an amount equal to $0.00170959 per share, per day. These distributions will be aggregated and paid in cash in April 2007.

B. Acquisition of the Daytona Buildings

On December 20, 2006, we acquired three office buildings located at 148th Avenue and N. E. 31st Way in Redmond, Washington (the “Daytona Buildings”). The sellers, affiliates of Hart Properties Northwest, LLC, are not affiliated with us or our affiliates.

The contract purchase price for the Daytona Buildings was approximately $99.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank. In connection with the acquisition of this property, we expect to pay our Advisor approximately $495,000 in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition. Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of the Daytona Buildings.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of the Daytona Buildings (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The Daytona Buildings were constructed in 2002. The buildings contain approximately 251,000 square feet of rentable area that is 100% leased. Microsoft Corporation leases 211,731 square feet, or approximately 84% of the buildings’ rentable area, under a lease that expires in 2012 and provides options to renew for two additional five-year terms. The balance of the buildings’ rentable area is leased to 16 office tenants and one retail tenant, none of which leases more than 10% of the buildings’ rentable area. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past three years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (1) (2)
2003	100.0%	$23.41
2004	100.0%	$24.01
2005	100.0%	$24.77

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries), by the weighted average square footage under lease during such year.

(2)	We requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of the Daytona Buildings for the most recent five years from the seller, who responded that the information required to perform these calculations for the years ended December 31, 2002 and December 31, 2001 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of the Daytona Buildings for the years ended December 31, 2002 and December 31, 2001 has been omitted as information not known or reasonably available to us.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for the period from the date of acquisition (December 20, 2006) through December 31, 2006 and for each of the years ending December 31, 2007 through 2015 for the Daytona Buildings. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2006	—	—	—
2007	2	2,472	1.0%
2008	5	10,311	4.1%
2009	10	26,001	10.4%
2010	—	—	—
2011	—	—	—
2012	1	211,731	84.5%
2013	—	—	—
2014	—	—	—
2015	—	—	—